February 11, 2010

BY EDGAR

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, DC 20549

Re: AGY Holding Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Forms 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009 and September 30, 2009

Form 8-K filed on January 26, 2010

F File No. 333-150749

Dear Mr. Decker:

We respectfully submit our response to your letter dated February 2, 2010. The timing of this response is consistent discussions between Lisa Haynes of your office and Craig Marcus of Ropes & Gray LLP, our counsel. For reference purposes, your comment is reproduced below in bold in this letter, and the Company’s response is shown below the comment.

FORM 8-K FILED ON JANUARY 26, 2010

1.	In order to help investors more clearly understand the circumstances surrounding the dismissal of your auditors, please amend your Item 4.01 Form 8-K to disclose the following:

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Please provide a more robust discussion about the facts and circumstances that resulted in Deloitte & Touche LLP’s lack of independence. Please specifically address your relationship with Kohlberg Capital Corporation and how communication from Kohlberg Capital Corporation resulted in the impairment of Deloitte & Touche LLP’s independence as your auditor.

•	Please disclose the time periods during which Deloitte & Touche LLP was no longer independent as it relates to your previously issued annual and quarterly financial statements; and

•	Please tell us what consideration you gave to whether any re-audits of prior period financial statements will be necessary as a result of Deloitte & Touche LLP’s lack of independence.

Response:	The Company respectfully submits to the staff that the additional information requested to be included in the Company’s Item 4.01 Form 8-K by Comment 1 is not required by Item 304(a)(1) of Regulation S-K, which sets forth the information required to be disclosed pursuant to Item 4.01(a) of Form 8-K. In addition, the Company respectfully informs the staff that because the determination regarding independence was made by Deloitte & Touche LLP (“Deloitte”), and the Company understands from Deloitte that this conclusion by Deloitte was a result of a communication to Deloitte from Kohlberg Capital Corporation (which communication the Company understands to be a confidential communication of Kohlberg Capital Corporation that has not been provided to the Company)[1] and did not relate to any action or activity of the Company, the Company does not believe that it has a basis to comment on how the communication from Kohlberg Capital Corporation resulted in the impairment of Deloitte’s independence as the Company’s auditor other than to identify the nature of the Company’s association with Kohlberg Capital Corporation. As a result, in response to the staff’s comment, the Company would propose to file a Current Report on Form 8-K to provide additional information pursuant to Item 8.01 of Form 8-K regarding the nature of the Company’s association with Kohlberg Capital Corporation and to confirm, in response to the staff’s comment, that Deloitte was independent of the Company during all periods covered by the Company’s previously issued financial statements with which Deloitte was associated as its registered public accounting firm and that Deloitte was independent when it performed its work and issued its audit reports.

The Company supplementally advises the staff that it considered whether any re-audits of prior period financial statements would be necessary as a result of the lack of independence of Deloitte and determined that no re-audits are currently necessary. The Company made this determination after considering the facts and circumstances known to the Company surrounding Deloitte’s conclusion that it ceased to be independent with respect to the Company, including the fact that (1) Deloitte’s conclusion regarding its lack of independence did not relate to any action or activity of the Company, (2) Deloitte was independent of the Company during all periods covered by the Company’s previously issued financial statements with which Deloitte

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The Company acknowledges that two of its directors, who also serve as directors of Kohlberg Capital Corporation, may be in possession of confidential information in their capacity as directors of Kohlberg Capital Corporation regarding the facts and circumstances that resulted in Deloitte’s lack of independence at Kohlberg Capital Corporation but, consistent with the fiduciary duties and obligations of confidentiality owed by such directors to Kohlberg Capital Corporation, such directors have not disclosed any such information to the Company.

was associated as its registered public accounting firm and Deloitte was independent when it performed its work and issued its audit reports, and (3) Deloitte has informed the Company that it is currently prepared to consent, to the extent requested by the Company, to the inclusion of its audit reports relating to the Company in future filings made by the Company with the Securities & Exchange Commission to the extent that such future filings require the inclusion of audited financial statements for periods covered by such audit reports. The Company will continue to monitor the situation and is prepared to engage its successor auditor to re-audit prior period financial statements to the extent the Company determines in the future that any such re-audit is necessary.

We hope that the foregoing has been responsive to the staff’s comments. If you have additional questions or comments, please contact me at (803) 643-1197.

Very truly yours,

/s/ Catherine Cuisson

Vice President and Corporate Controller

cc:	Craig E. Marcus, Esq.
Laurie A. Churchill, Esq.

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